UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                                                          to

Commission file number 000-26632

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED PACIFIC NORTHWEST BANCORP SALARY DEFERRAL 401(K) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Pacific Northwest Bancorp
1111 Third Ave. West, Suite 250
Seattle, WA 98111

REQUIRED INFORMATION

1.               Financial Statements and Supplemental Schedule

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002.

SIGNATURES

The Plan.               Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMENDED AND RESTATED PACIFIC NORTHWEST BANCORP SALARY DEFERRAL 401(k) PLAN

Date: June 25, 2003

	By:	/s/ David H. Straus
David H. Straus
Executive Vice President, Plan Sponsor and Plan Administrator

Date: June 25, 2003

	By:	/s/ Bette J. Floray
Bette J. Floray
Executive Vice President & Chief Financial Officer, Plan Sponsor and Plan Administrator

Financial Statements and
Supplemental Schedule

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan as of December 31, 2002 and 2001, and for the Year Ended December 31, 2002

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan

Financial Statements
and Supplemental Schedule

As of December 31, 2002 and 2001, and for the Year Ended December 31, 2002

Contents

Report of Independent Auditors

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

Exhibits

Exhibit 23.1 - Consent of Independent Auditors
Exhibit 99.1 - Certification
Exhibit 99.2 - Certification

Report of Independent Auditors

Investment Committee of the Pacific Northwest Bancorp Pension Plan

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Seattle, Washington June 6, 2003

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash and cash equivalents	$6,127	$—
Investments	19,417,506	21,143,972
Contributions receivable:
Participant	1,000	64,144
Company	—	16,888
Net assets available for benefits	$19,424,633	$21,225,004

See accompanying notes.

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2002

Additions
Dividend and interest income	$239,188

Contributions:
Participants	2,097,326
Company	724,416
2,821,742

Transfers from Bank of the Northwest 401(k) Employee Investment Plan	1,693,704
Other	10,872
Total additions	4,765,506

Deductions
Benefits and withdrawals paid to participants	2,730,931
Net realized and unrealized depreciation in fair value of investments in registered investment companies	3,834,946
Total deductions	6,565,877
Net decrease	(1,800,371)

Net assets available for benefits:
Beginning of year	21,225,004
End of year	$19,424,633

See accompanying notes.

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan

Notes to Financial Statements

December 31, 2002

1. Description of the Plan

General

The Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan (the Plan) is administered by Pacific Northwest Bancorp (the Company), with record-keeping services provided by T. Rowe Price Trust Company (the directed trustee). The Plan is a contributory, defined contribution plan covering all eligible employees of the Company and its subsidiaries. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employees are eligible to participate in the Plan beginning the first day of the month following their hire date upon the completion of one hour of service, regardless of age.

Effective November 13, 2002, the Company acquired Bank of the Northwest. Subsequently, on November 29, 2002 and December 2, 2002, all remaining net assets totaling $1,260,608 and $433,095, respectively, of the Bank of the Northwest 401(k) Employee Investment Plan (BKNW Plan) were physically transferred from the BKNW Plan into the Plan and BKNW Plan merged out of existence effective November 27, 2002. The transferred assets were placed into similar investment options consistent with the investment options previously held by BKNW Plan participants.

Contributions

Participants may contribute, on a pretax basis, from 1% up to 15% of their annual salary, up to the annual limitation imposed by the Internal Revenue Service (IRS) ($11,000 for calendar year 2002). The Company’s discretionary matching contribution is 100% of the first 3% of pretax contributions made by the participants. The Company also, at its sole discretion, may decide periodically to make employer discretionary contributions to the Plan.  No such discretionary contributions were made during the 2002 Plan year.

Upon enrollment in the Plan, participants may direct Company and participant contributions to any of the Plan’s 11 investment options. Effective January 1, 2002, one of the 11 investment options is the Company’s common stock (see Note 2). Participants may change the investment allocation of their contributions at their discretion daily.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of: (a) the Company’s contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon are based on years of service determined by the following schedule:

Less than one year of service	0%
1 year of service	20%
2 years of service	40%
3 years of service	60%
4 years of service	80%
5 years of service	100%

For purposes of vesting, a participant must complete 1,000 hours of service during the Plan year to receive credit for a year of service. All BKNW Plan participants follow the vesting schedule above, and were credited for past service upon transfer into the Plan.

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited nonvested amounts within the Plan amounted to approximately $63,000 and $149,000 as of December 31, 2002 and 2001, respectively.

Participant Loans

Active employees who have vested account balances of at least $2,000 may borrow a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms typically range from one to five years; however, if the loan is for the purchase of a primary residence, the loan term may be up to 15 years. The loans are secured by 50% of the balance in the participants’ vested accounts and bear interest at a rate determined by the Plan. Principal and interest are paid twice a month through payroll deductions.

Payment of Benefits

The participant or their beneficiary may receive vested Plan benefits in a lump-sum payment upon normal retirement, termination of service, or death or defer the payment to a later date according to the Plan. The vested Plan benefits are distributed in one lump sum if distributed Plan benefits amount to $5,000 or less. Effective January 1, 2002, the vested Plan benefits held in the form of Company common stock are distributed in whole shares with any fractional share value being distributed in cash.

In the event that a participant becomes permanently and totally disabled for which they are unable to perform the duties of their customary position for an indefinite period of time, the participant will become 100% vested in the employer matching contribution account and employer discretionary contribution account, and may elect to receive the balance of funds in their account.

Hardship Withdrawals

A participant may withdraw all or part of their tax-deferred contributions if the withdrawal is necessary due to immediate financial need as allowed by the IRS. Per the Plan’s guidelines, the amount of any withdrawal shall not exceed the amount required to meet the immediate financial need and not be reasonably available to the participant from other resources.

Administrative Expenses

All administrative expenses are paid by the Company, except for loan fees.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants will become 100% vested in their account balances.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Investments

The Plan’s investments are held with registered investment companies and are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan. The Company’s common stock is listed on a national securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In December 2001, the Plan agreement was amended and restated such that effective January 1, 2002, in addition to the investment options previously selected by the Investment Committee, the Plan added the Company’s common stock as an investment option. As such, and effective January 1, 2002, participants may elect to purchase the Company’s common stock, subject to applicable securities laws. Participants may also elect to sell the Company’s common stock; however, such sales are subject to conditions imposed by the Company to maintain an orderly market and comply with applicable securities laws.

During fiscal 2002, the Investment Committee eliminated two investment options and replaced them with four new options. At December 31, 2002, participants may elect to invest in up to 10 mutual funds and/or the Company’s common stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the IRS dated July 25, 2002 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the Plan is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and tax exempt.

4. Investments

All investment information disclosed in the accompanying financial statements for investments held at December 31, 2001 was obtained from information supplied to the Plan administrator and certified as complete and accurate by the custodian.

During 2002, the Plan’s investments (including investments purchased and sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments

Common stock	$(13,692)
Shares of registered investment companies	(3,821,254)
$(3,834,946)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2002		2001

Equity Index 500 Fund	$4,480,459		$5,936,697
Blue Chip Growth Fund	4,376,512		6,344,321
Small-Cap Stock Fund	2,951,589		3,239,336
Stable Value Fund**	2,345,474		—
U.S. Bond Index Fund**	1,846,396		—
Artisan International Fund	1,384,355		1,752,077
Prime Reserve Fund		*	1,890,323
Spectrum Income Fund		*	1,180,463

*           Investment does not represent 5% or more of the fair value as of December 31, 2002.

**    New investment option in 2002.

5. Related-Party Transactions

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2002, the Plan made purchases of $884,422 and sales of $5,682 of the Company’s common stock.

6. Subsequent Event

On May 19, 2003, the Company entered into a tentative agreement and plan of reorganization with Wells Fargo & Company. The plan of reorganization is expected to be finalized after applicable regulatory and Company shareholder approval. Subsequent to the completion of the plan of reorganization, the Plan may be terminated.

Supplemental Schedule

Amended and Restated Pacific Northwest Bancorp Salary Deferral 401(k) Plan

EIN:  91-1691216, Plan:  002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

(a)		(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment	(d) Cost		(e) Current Value
		Cash and cash equivalents		$6,127		$6,127

	*	T. Rowe Price Trust Company registered investment companies:
		Equity Index 500 Fund	189,289 shares		(1)	4,480,459
		Blue Chip Growth Fund	199,386 shares		(1)	4,376,512
		Small-Cap Stock Fund	137,283 shares		(1)	2,951,589
		Stable Value Fund	2,345,474 shares		(1)	2,345,474
		U.S. Bond Index Fund	171,280 shares		(1)	1,846,396
		Artisan International Fund	93,601 shares		(1)	1,384,355
		Sterling Capital Small Cap Value Fund	24,416 shares		(1)	299,101
		Equity Income Fund	8,845 shares		(1)	175,047
		Berger Mid Cap Value Fund	4,674 shares		(1)	68,749
		Artisan Mid Cap Growth Fund	1,922 shares		(1)	37,589
						17,965,271

	*	Pacific Northwest Bancorp – common stock	34,191 shares		(1)	854,781

	*	Participant loans	Interest rates ranging from 4.75 to 9.5%			597,454

		Total investments				$19,423,633

(1)           Historical cost of assets is not required because investments are participant directed.

*              Party-in-interest to the Plan.